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Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated May 31, 2017, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Ordinary Shares
of
PATHEON N.V.
at
$35.00 per share
Pursuant to the Offer to Purchase dated May 31, 2017
by
THERMO FISHER (CN) LUXEMBOURG S.À R.L.
a wholly owned subsidiary of
THERMO FISHER SCIENTIFIC INC.

        Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg ("Purchaser") and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation ("Thermo Fisher"), is offering to purchase all of the outstanding ordinary shares, par value €0.01 per share (the "Shares"), of Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 59564903 ("Patheon"), at a purchase price of $35.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 31, 2017 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer").

        The Offer is being made pursuant to a Purchase Agreement, dated as of May 15, 2017 (as it may be amended from time to time, the "Purchase Agreement"), by and between Thermo Fisher, Purchaser and Patheon. Unless the Offer is earlier terminated, the Offer will expire at 9:00 a.m., New York City time, on August 10, 2017 (the "Expiration Time," unless the Offer is extended in accordance with the Purchase Agreement, in which event "Expiration Time" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

        Purchaser may extend the Offer to such other date and time as may be agreed in writing by Patheon and Thermo Fisher, and will extend the Offer for the minimum period required by applicable law, the United States Securities and Exchange Commission (the "SEC"), or the rules of the New York Stock Exchange ("NYSE"). Purchaser will also extend the Offer on one or more occasions in consecutive periods of up to 10 business days each if, at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition, or for periods of up to 20 business days in case of the Antitrust Clearance Condition or Legal Restraints Condition (each as defined below) if either such condition is not reasonably likely to be satisfied within such 10 business-day extension period. Purchaser may, but will not be required to, extend the Offer on more than two occasions if the sole remaining unsatisfied condition to the Offer is the Minimum Condition (as defined below), and Purchaser is not required to extend the Offer beyond 11:59 p.m. (New York City time) on February 15, 2018.

        Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON AUGUST 10, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

        The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Thermo Fisher will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter) accept for payment (the time of acceptance for payment, the "Acceptance Time") and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the "Offer Closing"). It is expected that following the Offer Closing, the listing of the Shares on the NYSE will be terminated, Patheon will no longer be a publicly traded company, and the Shares will be deregistered under the Exchange Act, resulting in the cessation of Patheon's reporting obligations with respect to the Shares with the SEC.

        After careful consideration, the board of directors (bestuur) of Patheon (the "Patheon Board") has unanimously, among other things, (a) determined that the Offer, the Purchase Agreement and the transactions contemplated by the Purchase Agreement (including the Asset Sale and the Liquidation and Second Step Distribution (each as defined below)) are in the best interests of Patheon, its business and its shareholders, employees and other relevant stakeholders and (b) approved the Offer, the Purchase Agreement (including the execution, delivery and performance thereof) and the transactions contemplated by the Purchase Agreement.

        The Patheon Board unanimously recommends that Patheon shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the Patheon Board unanimously recommends that you vote "FOR" each of the items that contemplates a vote of Patheon shareholders at the extraordinary general meeting of Patheon shareholders (the "EGM"). At the EGM, Patheon shareholders will be requested to vote on (a) (i) approval of the sale, transfer and assumption of the business of Patheon, including substantially all of the assets and liabilities of Patheon, to or by Purchaser (or an affiliate of Purchaser) (the "Asset Sale") subject to the Asset Sale Threshold (as defined below) having been achieved, and (ii) the Liquidation (as defined below), including the appointment of a liquidator of Patheon effective as of completion of the Asset Sale (collectively, the "Asset Sale Resolutions"), (b) certain amendments to Patheon's articles of association to become effective after the delisting of the Shares on the NYSE, including the conversion of Patheon from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, (c) the appointment of directors designated by Purchaser to the Patheon Board to replace certain current directors of Patheon who will resign from the Patheon Board effective as of the Offer Closing (together with clause (b) the "Governance Resolutions"), and (d) other matters contemplated by the Purchase Agreement.

        Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will (and Thermo Fisher will cause Purchaser to) provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 promulgated under the Exchange Act (the "Subsequent Offering Period"). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one

of its affiliates has publicly indicated its intention to, subject to the terms of the Purchase Agreement, effectuate the Asset Sale, Purchaser will (and Thermo Fisher will cause Purchaser to) extend the Subsequent Offering Period for at least five business days to permit any remaining minority shareholders to tender their Shares in exchange for the Offer Consideration (such extension, the "Minority Exit Offering Period"). Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), or any delay in making payment for Shares.

        As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Thermo Fisher or Purchaser may, but is not required to, effectuate or cause to be effectuated a corporate reorganization of or involving Patheon and its subsidiaries (the "Post-Offer Reorganization"). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law aimed at strengthening Thermo Fisher's direct or indirect control over Patheon or its assets and business operations. More specifically, the Asset Sale and Liquidation (as defined below) and the Compulsory Acquisition (as defined below) would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Patheon's business operations from and after the consummation of such Post-Offer Reorganization. In the event that the Asset Sale and Liquidation (as defined below) is implemented, any Patheon shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will be offered or will receive cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes. In the event that a compulsory acquisition procedure (uitkoopprocedure) of non-tendered Shares as provided by Dutch law (the "Compulsory Acquisition") is implemented, then Shares held by non-tendering Patheon shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the "Dutch Court") will determine the price to be paid for the non-tendered Shares. In such event, the Dutch Court has sole discretion to determine the per Share price to be paid for the non-tendered Shares. Such price may be greater than, equal to or less than the Offer Consideration. Such price may potentially be increased by statutory interest ("Dutch Statutory Interest") accrued at the rate applicable in The Netherlands (currently two percent per annum). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to Patheon shareholders who tendered their Shares to Purchaser in the Offer or (ii) under certain circumstances, from the date when the Dutch Court renders an interim judgment allowing the claim for the Compulsory Acquisition against the non-tendering shareholders for all of their Shares. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Patheon shareholders. In the event the Asset Sale and Liquidation (as defined below) or the Compulsory Acquisition are consummated, Patheon will either be liquidated or become wholly owned by Purchaser.

        Purchaser and Thermo Fisher may, but are not required to, effectuate or cause to be effectuated the Post-Offer Reorganization by one or more of a variety of actions, potentially including (a) subject to the approval of the Asset Sale Resolutions by Patheon shareholders at the EGM (or any subsequent EGM) and achievement of the Asset Sale Threshold (as defined below) but not the Compulsory Acquisition Threshold (as defined below), the Asset Sale and the Liquidation (as defined below) and Second Step Distribution (as defined below) or (b) if permissible under applicable law and if the Compulsory Acquisition Threshold (as defined below) has been achieved, the Compulsory Acquisition.

        If Patheon shareholders have adopted the Asset Sale Resolutions, and if Purchaser or Thermo Fisher elects—after the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period)—to proceed with the Asset Sale followed by the Liquidation and the Second Step Distribution (each as defined below), and if the number of Shares validly tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares owned by Thermo Fisher or its affiliates, represents at least 80% of Patheon's issued and outstanding capital (geplaatst en uitstaand kapitaal) (the "Asset Sale Threshold") but less than 95% of Patheon's issued and outstanding capital (geplaatst en uitstaand kapitaal) (the "Compulsory Acquisition Threshold"), then the cash purchase price in the Asset Sale would be an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Patheon shareholders immediately prior to the completion of the Asset Sale. Upon consummation of the Asset Sale, (a) Patheon will hold only the cash received in the Asset Sale and certain other immaterial assets and liabilities; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Patheon's business operations and (ii) be the principal shareholder in Patheon; and (c) the non-tendering Patheon shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, Patheon's liquidator would then complete the liquidation and dissolution of Patheon (the "Liquidation") in accordance with applicable Dutch procedures, with Purchaser (or an affiliate of Purchaser) providing certain funds and indemnities to enable Patheon's liquidator to make one or more advance liquidation distributions and a final liquidation distribution (collectively, the "Second Step Distribution"), whereby the initial advance liquidation distribution is expected to result in payment, through a settlement agent, to each non-tendering Patheon shareholder of an amount in cash equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Patheon shareholder. No compensation will be paid to non-tendering Patheon shareholders for any administrative costs charged by banks in relation to the transfer of the Second Step Distribution to their bank account or otherwise.

        If the number of Shares owned by Thermo Fisher or its affiliates represents less than 100% but at least 95% of Patheon's issued and outstanding capital (geplaatst en uitstaand kapitaal), and Purchaser or Thermo Fisher elects to have Purchaser commence the Compulsory Acquisition, Purchaser would then complete the Post-Offer Reorganization by commencing a Compulsory Acquisition before the Dutch Court. The Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to or less than the Offer Consideration (with such price potentially being increased by the Dutch Statutory Interest). Upon execution (tenuitvoerlegging) of the Dutch Court's ruling in the Compulsory Acquisition, each non-tendering Patheon shareholder will receive the per Share price determined by the Dutch Court and Purchaser will become the sole shareholder of Patheon.

        The applicable withholding taxes and other taxes, if any, imposed on non-tendering Patheon shareholders in respect of the Second Step Distribution or another Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Patheon shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or if their Shares had been acquired by Purchaser by means of the Compulsory Acquisition.

        It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization promptly after the consummation of the Offer, that such Post-Offer Reorganization may be delayed or that such Post-Offer Reorganization may not be able to, or may not, take place at all. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in the Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Patheon shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer or if their Shares had been acquired by Purchaser by means of the Compulsory Acquisition (and they may also be subject to additional taxes).

        The Offer is conditioned upon, among other things, (a) the Purchase Agreement not having been terminated in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition; (ii) the Antitrust Clearance Condition; (iii) the Legal Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition, each as defined below.

        The "Minimum Condition" requires that there have been validly tendered pursuant to the Offer, and not properly withdrawn, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Thermo Fisher or its affiliates, represents at least 95% of Patheon's issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time, provided that, if the Asset Sale Resolutions are adopted at the EGM or any subsequent EGM prior to the Expiration Time, the required threshold will be reduced to 80%; and provided, further, that if all of the conditions of the Offer have been satisfied or waived other than the Minimum Condition, and Purchaser has extended the Offer on two occasions in consecutive periods of 10 business days each in accordance with the Purchase Agreement, Purchaser may, in its sole discretion by written notice to Patheon, reduce the required threshold to 75% solely for purposes of consummating the Offer.

        The "Antitrust Clearance Condition" requires the expiration or termination of any waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and Council Regulation 139/2004 of the European Union (the "EU Merger Regulation") and the receipt of and being in full force in effect of, or expiration of relevant waiting periods under, all clearances or approvals under certain other applicable regulatory or antitrust laws.

        The "Legal Restraints Condition" requires that there is not in effect any applicable law, regulation, order, or injunction (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced, or issued by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal or enjoining the consummation of the transactions contemplated by the Purchase Agreement.

        The "Governance Resolutions Condition" requires that, at the EGM, Patheon shareholders have adopted the Governance Resolutions.

        The "Material Adverse Effect Condition" requires that no fact, change, event, development, occurrence or effect has occurred following the date of the Purchase Agreement that would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Purchase Agreement, but excluding clause (ii) of such definition).

        Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time to waive, in whole or in part and in Purchaser's sole discretion, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not, and Thermo Fisher will cause Purchaser not to (without the prior written consent of Patheon): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement); or (f) impose additional conditions to the Offer or otherwise amend, modify, or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Patheon shareholders.

        Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice shall also include the approximate number and percentage of Shares validly tendered and not properly withdrawn as of such date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

        Subject to the satisfaction or waiver by Purchaser (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) of all the conditions to the Offer set forth in the Offer to Purchase, Purchaser will (and Thermo Fisher will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter) accept for payment and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time. During the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Purchaser will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, the EU Merger Regulation, and any other applicable foreign antitrust, competition, or merger control laws.

        In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) if your shares are directly registered in your own name in Patheon's shareholders register, including if you are a record holder and you hold Shares in book-entry form on the books of Patheon's transfer agent, (i) the Letter of Transmittal, properly completed and duly executed, and (ii) any other documents required by the Letter of Transmittal and (b) if your Shares are held in "street" name and are being tendered by book-entry transfer into an account maintained by the Depositary at The Depository Trust Company (the "Book-Entry Transfer Facility"), (i) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal, (ii) a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility of the Shares tended by book-entry transfer (pursuant to the procedures set forth in the Offer to Purchase),and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), or any delay in making payment for Shares.

        On the terms of and subject to the conditions to the Offer, Purchaser will (and Thermo Fisher will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter) accept for payment and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered pursuant to the Offer and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser's behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

        If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such unpurchased Shares will be returned, without expense, to the tendering shareholder (in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in the Offer to Purchase, by crediting such Shares to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

        For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered again by following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

        No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and no withdrawal rights apply during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment.

        Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular shareholder, regardless of whether or not similar defects or irregularities are waived or not waived in the case of other shareholders. None of Purchaser, the Depositary, D.F. King & Co., Inc. (the "Information Agent"), or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        Patheon has provided Thermo Fisher and Purchaser with the Patheon shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal, and other related materials to Patheon shareholders. The Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Patheon shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and other nominees whose names, or the names of whose nominees, appear on the Patheon shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Post-Closing Reorganization. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer.

        The Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

        Patheon will file a proxy statement with the SEC, together with any other appropriate materials, in connection with the EGM at which the Patheon shareholders will vote on certain proposed resolutions in connection with the Offer. INVESTORS AND SHAREHOLDERS OF PATHEON ARE URGED TO READ THE PROXY STATEMENT AND OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY VOTING DECISION. Patheon, its directors and executive officers and other members of its management and employees, as well as

Thermo Fisher and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Patheon's shareholders in connection with the EGM. Information about Patheon's directors and executive officers and their ownership of Patheon ordinary shares is set forth in the proxy statement for Patheon's 2017 annual general meeting of shareholders, which was filed with the SEC on January 26, 2017. Information about Thermo Fisher's directors and executive officers is set forth in the proxy statement for Thermo Fisher's 2017 annual meeting of stockholders, which was filed with the SEC on April 4, 2017. Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM, including the interests of Patheon's directors and executive officers in the transaction, which may be different than those of Patheon's shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

        Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the related Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser's expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
New York, NY 10005
Shareholders may call toll free: (800) 487-4870
Banks and brokers may call: (212) 269-5550
Email: pthn@dfking.com

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  Exhibit (a)(1)(F)
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON AUGUST 10, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.